September 4, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Attention: Pamela Long, Assistant Director

Re:	Newell Rubbermaid Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 29, 2008 File No. 001-09608 Definitive Proxy Statement on Schedule 14A Filed March 28, 2008 File No. 001-09608
Dear Ms. Long:
We are in receipt of your comment letter dated August 5, 2008 to Newell Rubbermaid Inc. (the “Company”) related to the captioned filings. On behalf of the Company, we have addressed your comment letter by reproducing each comment below and providing the Company’s response immediately following.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
Legal Proceedings, page 14
1.	We note your cross-reference to Footnote 19 of your Financial Statements for a discussion of your legal proceedings. In future filings, please provide all information required by Item 103 of Regulation S-K, including the name of the court or agency in which the proceedings are pending and the date instituted.
Company Response
We note your comment, and we confirm that we will provide in future filings, to the extent applicable, all information required by Item 103 of Regulation S-K, including the name of the court or agency in which the proceedings are pending and the date instituted.
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
Executive Compensation, page 14
2.	In future filings, to the extent applicable, under the caption “Compensation Committee Interlocks and Insider Participation,” please provide the information required by Item 407(e)(4) of Regulation S-K.

Company Response
We note your comment, and we confirm that we will provide in future filings, to the extent applicable, the required disclosure. Below is the disclosure that we plan to include in our Definitive Proxy Statement on Schedule 14A for our 2009 Annual Meeting of Stockholders (the “2009 Proxy Statement”):
“Compensation Committee Interlocks and Insider Participation
During 2008, A, B, C and D served on the Organizational Development & Compensation Committee. No member of the Organizational Development & Compensation Committee was, during 2008, an officer or employee of the Company, was formerly an officer of the Company, or had any relationship requiring disclosure by the Company as a related party transaction under Item 404 of Regulation S-K. During 2008, none of the Company’s executive officers served on the board of directors or the compensation committee of any other entity, any officers of which served either on the Company’s board of directors or its Organizational Development & Compensation Committee.”
Compensation Discussion and Analysis, page 14
3.	Your disclosure suggests that individual performance is considered when awarding compensation. In future filings, please describe these individual goals and other elements of individual performance and contribution that are taken into account when awarding various forms of compensation. See Item 402(b)(2)(vii) of Regulation S-K.
Company Response
As discussed on pages 14 and 15 of the 2008 Proxy Statement, individual performance was considered in determining an executive’s annual salary for 2007 as well as the number of stock options granted in 2007. As part of the Company’s annual performance evaluation process, each year the Chief Executive Officer (the “CEO”) and each other named executive officer establish that named executive officer’s performance objectives for the coming year. These performance objectives are not intended to be rigid or formulaic, but rather serve as the framework upon which the CEO evaluates the executive’s overall performance. Individual performance objectives include financial and operational metrics which may reflect corporate or business unit goals or may include specific financial or operational objectives with respect to the executive’s area of responsibility. These performance objectives also include demonstration of leadership and decision making, effective communication, promotion of the Company’s strategic initiatives and values, commitment to excellence and work ethic and may include more specific objectives for the executive, such as the successful completion of major capital projects, successful integration of acquisitions, entry into new markets, and organization capability building. The CEO’s evaluation of an executive’s performance relative to these objectives is inherently subjective, involving a high degree of judgment based on the CEO’s observations of, and interaction with, the executive throughout the year. As an additional input to the CEO’s evaluation of an executive’s performance, he assesses the overall performance of the Company and its business units in light of the dynamics of the markets in which the Company competes. As a result, no single performance objective or group of objectives is material to the CEO’s evaluation of the executive’s performance. Moreover, the CEO also reviews relevant survey data regarding salaries and equity awards provided to persons holding comparable positions at the companies in the comparator groups used by Company. This survey data, along with the CEO’s evaluation of the performance of the executive, provides the basis for the CEO’s recommendation to the Organizational Development & Compensation Committee (the “Committee”) of salary and stock option award for each other named executive officer.
With respect to the CEO’s compensation, the CEO and the Committee recommend to the full Board the individual performance objectives for the CEO at the beginning of each year. These performance objectives are not intended to be rigid or formulaic, but rather serve as the framework upon which the Committee evaluates the CEO’s performance. In addition to certain financial and operational metrics such as sales growth, operating income growth, gross margin improvement, earnings per share and total shareholder return, the Committee considers progress made on various strategic initiatives such as, the multi-year improvement plan for the Europe, Middle East and Africa region, Project Acceleration, SAP implementation, marketing and brand building, and cultural transformation. These performance objectives also include demonstration of leadership and decision making, effective communication, promotion of the Company’s strategic initiatives and values, commitment to excellence and work ethic. The Committee’s evaluation of the CEO’s overall performance relative to these objectives is inherently subjective, involving a high degree of judgment. As additional input to the Committee’s evaluation of the CEO’s performance, the Committee assesses the overall performance of the Company and its business units in light of the dynamics of the markets in which the Company competes. As a result, no single performance objective or group of objectives is material to the Committee’s evaluation of the CEO’s performance. Moreover, the Committee also reviews relevant survey data regarding salaries and equity awards provided to persons holding comparable positions at the companies in the comparator groups used by Company. This survey data, along with the Committee’s evaluation of the performance of the CEO, provides the basis for the Committee’s recommended salary and stock option award for the CEO.
In future filings, to the extent applicable, we will include a discussion of the foregoing. The Company also notes that to the extent an element of individual performance or contribution is material to a named executive officer’s compensation in any given year, such element will be disclosed in the applicable Proxy Statement.
Annual Incentive Compensation, page 18
4.	We note your chart at the bottom of page 19. In future filings, please provide this information for the group level performance goals. See Item 402(b)(2)(v) of Regulation S-K.
Company Response
We note your comment, and we confirm that we will provide in future filings, information for the group level performance goals, to the extent such goals are material and are not confidential, the disclosure of which would result in competitive harm for the Company. In our next annual proxy statement, we plan to include group performance targets used under the Company’s 2008 Bonus Plan.
Potential Payments Upon Termination or Change of Control, page 46
5.	In future filings, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits such as the multiples of salary and bonus. Further, in future filings, please describe and explain the provisions regarding waiver of breach of the Employment Security Agreements. See Item 402(j)(3) & (4) of Regulation S-K.
Company Response
We note your comments, and we confirm that we will in future filings, to the extent applicable, describe and explain how the appropriate payment and benefit levels are determined or established under the various circumstances that trigger payments or provision of benefits such as the multiples of salary and bonus. We also confirm that we will in future filings, to the extent applicable, describe and explain the provisions regarding waiver of breach of the Employment Security Agreements.

     As requested by the Commission staff’s letter, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Michael Peterson, Vice President and Assistant Corporate Secretary at (770) 407-3677 ((770) 418-7737 after September 8th), or me at (770) 407-3806 ((770) 418-7733 after September 8th) should you have any questions regarding our responses or any related matters.
Sincerely,
Newell Rubbermaid Inc.
By: /s/ J. Patrick Robinson
Title: Executive Vice President and Chief Financial Officer